David G. Peinsipp (415) 693-2177 dpeinsipp@cooley.com	VIA FACSIMILE AND FEDEX

January 8, 2010

Kathleen Collins

Jason Niethamer

U.S. Securities and Exchange Commission

Division of Corporation Finance

450 Fifth Street, N.W.

Washington, D.C. 20549

Mail Stop 0306

Re: Veraz Networks, Inc. (File No. 001-33391)

Dear Ms. Collins:

On behalf of Veraz Networks, Inc. (the “Company”), this letter is being submitted in response to comments (the “Comments”) received from the staff of the Securities and Exchange Commission (the “Staff”) by letter dated December 31, 2009, with respect to the Company’s Form 10-K for the Fiscal Year Ended December 31, 2008 Filed March 12, 2009 (the “Comment Letter”). This letter serves to notify the Staff that the Company has received the Comment Letter and is working with internal accounting and legal personnel and its independent accounting firm to prepare a response to the Comment Letter (the “Response”). The Company is requesting additional time to respond due to the fact that the process currently underway for the closing of its fourth quarter and fiscal year ended December 31, 2009 has not allowed the Company’s accounting and legal staff adequate time to finalize the Response.

Pursuant to this letter, we confirm that the Company will respond to the Comments contained in the Comment Letter on or prior to January 29, 2010. Please call me at (415) 693-2177 or Jim Fulton of this office at (650) 843-5103 with any questions or concerns regarding this matter.

Sincerely,

/s/ David G. Peinsipp

cc:	Eric Schlezinger (General Counsel of Veraz Networks, Inc.)
Jim Fulton

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